UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 7, 2021

New Senior Investment Group Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36499	80-0912734
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

55 West 46th Street, Suite 2204

New York, New York 10036

(Address of principal executive office)

646-822-3700

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered:
Common stock, $0.01 par value per share	SNR	New York Stock Exchange (NYSE)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 under the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on June 28, 2021, New Senior Investment Group Inc., a Delaware corporation (“New Senior”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ventas, Inc., a Delaware corporation (“Ventas”), and Cadence Merger Sub LLC, a Delaware limited liability company and a subsidiary of Ventas (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into New Senior, with New Senior surviving the merger as a subsidiary of Ventas (the “Merger”). On August 11, 2021, New Senior filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) in connection with the Merger which also constitutes a prospectus of Ventas (the “Proxy Statement/Prospectus”).

Since the initial filing of the Proxy Statement/Prospectus, ten complaints have been filed in federal courts in New York, Colorado and Pennsylvania and a state court in New York by purported New Senior stockholders against New Senior and the members of the New Senior board of directors in connection with the Merger: Wang v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-06426 (filed July 28, 2021) (S.D.N.Y.); Morris v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-04354 (filed August 3, 2021) (E.D.N.Y.); Hopkins v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-06630 (filed August 5, 2021) (S.D.N.Y.); Langlois v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-06774 (filed August 11, 2021) (S.D.N.Y.); Anderson v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-02307 (filed August 26, 2021) (D. Colo.); Ryan v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-02313 (filed August 26, 2021) (D. Colo.); Whitfield v. New Senior Investment Group Inc., et al., Case No. 2:21-cv-03832 (filed August 27, 2021) (E.D. Pa.); Troughton v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-07361 (filed September 1, 2021) (S.D.N.Y.); and Johnson v. New Senior Investment Group Inc., et al., Case No. 1:21-cv-07373 (filed September 1, 2021) (S.D.N.Y.) (collectively, the “Federal Stockholder Litigation”) and Garfield v. Givens, et al., Case No. 157665/2021 (N.Y. Sup. Ct., N. Y. Cty.) (the “State Court Litigation” and, collectively with the Federal Stockholder Litigation, the “Stockholder Litigation”). Each of the complaints in the Federal Stockholder Litigation includes allegations that, among other things, the registration statement filed in connection with the Merger on July 26, 2021 omitted certain material information in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated under the Exchange Act, rendering the registration statement false and misleading. The State Court Litigation purports to allege misrepresentations claims under New York common law relating to the Proxy Statement/Prospectus. The plaintiffs in the Stockholder Litigation seek various remedies, including an order enjoining the defendants from proceeding with the Merger, requiring the defendants to disclose allegedly material information that was allegedly omitted from the registration statement, rescinding the Merger in the event that it is consummated or awarding rescissory damages, declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act and the related rules and regulations thereunder, awarding costs, including attorneys’ fees, and granting such other and further relief as the court may deem just and proper.

New Senior believes that the claims asserted in the Stockholder Litigation are without merit and no additional disclosures are required under applicable law. However, in order to avoid the risk of the Stockholder Litigation delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, New Senior has determined to voluntarily make the following supplemental disclosures to the Proxy Statement/Prospectus, as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, New Senior specifically denies all allegations in the Stockholder Litigation that any additional disclosure was or is required.

These supplemental disclosures will not change the consideration to be paid to stockholders of New Senior in connection with the Merger or the timing of the Special Meeting of Stockholders (the “Special Meeting”) of New Senior, which is scheduled to be held virtually, via live webcast, on September 14, 2021, at 9:00 a.m., Eastern Time. The Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/SNR2021SM. The New Senior board of directors continues to unanimously recommend that you vote “FOR” the proposals to be voted on at the Special Meeting described in the Proxy Statement/Prospectus.

Supplemental Disclosures to the Proxy Statement/Prospectus in Connection with the Stockholder Litigation

The following disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus, which in turn should be read in its entirety. All page references are to the Proxy Statement/Prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

The disclosure in the section entitled “The Merger—Background of the Merger”, beginning on page 32 of the Proxy Statement/Prospectus, is hereby amended as follows:

The third paragraph on page 32 is amended and supplemented as follows:

In addition, from time to time since the Internalization, New Senior has received non-binding proposals or other inquiries from various parties (directly or through their financial advisors) relating to acquisitions of or other strategic transactions involving New Senior. Each of the proposals or inquiries either did not propose any indicative value or was speculative and represented value below that ultimately proposed by Ventas. While New Senior has not engaged in a sale process since the Internalization nor engaged a financial advisor to pursue a sale, the New Senior Board considered these proposals and inquiries along with management as part of its strategic reviews. These reviews included, among other things, the value proposition of the proposal or inquiry, an assessment of the overall strength of the counterparty, its strategic fit with New Senior, its financial position and ability to execute a transaction with New Senior and the track record and strength of its management team.

The third full paragraph on page 34 is amended and supplemented as follows:

The representatives of Morgan Stanley also reviewed other strategic alternatives available to New Senior, including remaining as a standalone company and various sale alternatives (including a sale of the company or a combination or strategic partnership with a smaller company), and the relative benefits, risks and other considerations for each of these alternatives. The representatives of Morgan Stanley reviewed the healthcare REIT and operator landscape, including companies that were focused in the senior housing industry with scale and capabilities that may allow them to acquire New Senior. The New Senior Board asked questions and discussed the potential level of interest of such companies and concluded that it was unlikely that any would be interested in a transaction at the price level of the Ventas proposal. A discussion ensued regarding the status of discussions with “Party A,” which was a non-publicly traded REIT that first engaged New Senior in discussions regarding a potential all-stock business combination beginning in December 2020. On March 29, 2021, New Senior and Party A had entered into a mutual confidentiality agreement (which contains a mutual standstill provision that includes a “don’t ask, don’t waive” provision), following which Party A shared a presentation with New Senior prepared by its financial advisor, which outlined a proposal for an “at market” (i.e., no or low premium) transaction, which would result in Party A’s stockholders holding a significant majority of the stock of the combined company. New Senior notified Party A shortly thereafter that New Senior would not enter into a transaction for an acquisition of New Senior without being paid an appropriate control premium, but that New Senior would be willing to facilitate Party A’s preparation of a revised proposal by exchanging limited non-public due diligence information. From that time through June 6, 2021, New Senior and Party A had engaged in various discussions directly and through their respective financial advisors regarding a potential transaction, although no revised written proposal was submitted by Party A during that period.

The second full paragraph on page 35 is amended and supplemented as follows:

The discussion then turned to a review of the forecasts that had been made available to the New Senior Board prior to the meeting, including the key underlying assumptions. These forecasts, which are updated at least on a monthly basis, reflected the latest version of the forecasts maintained ~~and periodically updated~~ by New Senior management for use in discussions and reviews with the New Senior Board regarding New Senior’s strategic plan, are referred to as the “Forecasts” (as defined and further discussed in the section entitled “The Merger — Certain New Senior Forecasts” beginning on page 53 of this proxy statement / prospectus). The Forecasts were also provided to and approved for use by Morgan Stanley for purposes of its financial analyses. Representatives of New Senior management reviewed with the New Senior Board the key assumptions underlying the Forecasts, including assumptions regarding occupancy rates, leverage profile and operator relationships. The representatives of Morgan Stanley then reviewed preliminary financial analyses based upon the Forecasts, and discussion ensued regarding the analyses and the drivers and assumptions underlying them.

The third full paragraph on page 35 is amended and supplemented as follows:

A discussion ensued regarding granting exclusivity and the relatively short duration of the requested exclusivity period, the credibility of Ventas’s proposal and the potential for topping bids, including the New Senior Board’s belief, based on discussions with its advisors and management, that a potential break-up fee based on New Senior’s equity value (were Ventas to agree to such a break-up fee) would not unreasonably deter other potential bidders, among other reasons because the enterprise value of New Senior was substantially in excess of its equity value. The New Senior Board also discussed whether New Senior should ask Ventas to introduce a collar mechanism on the exchange ratio, discussing with management and the advisors the pros and cons of introducing a collar mechanism, including that, while a collar could protect from downward movement with respect to Ventas’ stock price, it also would cap the upside. The New Senior Board also discussed that as New Senior’s stockholders would become stockholders in Ventas as part of the Transaction due to the stock consideration, those stockholders post-closing would also be subject to fluctuations in Ventas’ stock price going forward.

The last sentence of the fourth full paragraph on page 35 is amended and supplemented as follows:

After management and the advisors were excused from the meeting, the independent members of the New Senior Board further discussed Ventas’s proposal and the conclusions reached during the meeting, which discussion covered a number of the same considerations that were discussed by the New Senior Board in its meeting, and expressed support for those conclusions.

The fourth full paragraph on page 36 is amended and supplemented as follows:

On June 11, 2021, the New Senior Board held a meeting via video conference with members of management and representatives of Cravath in attendance. Representatives of Cravath reviewed the relationship disclosure memorandum provided by Morgan Stanley, which described certain relationships between Morgan Stanley and certain of its affiliates, on the one hand, and New Senior and Ventas and certain of their respective affiliates, on the other hand, including disclosure regarding fees that Morgan Stanley and its affiliates had received from Ventas in the two years prior to June 3, 2021. The fees earned by Morgan Stanley from Ventas for the two years prior to June 28, 2021 are disclosed in the section entitled “The Merger—Opinion of New Senior’s Financial Advisor—General”, beginning on page 52 of this proxy statement/prospectus. The New Senior Board confirmed that it did not believe these relationships would impair Morgan Stanley from acting as New Senior’s financial advisor in connection with a potential transaction with Ventas. The New Senior Board provided direction to management on acceptable terms for the engagement of Morgan Stanley. Representatives of Morgan Stanley then joined the meeting. Ms. Givens provided an overview of the discussions with Ventas since the June 6 meeting, noting that she had consulted with Mr. Savage and New Senior’s management and advisors during the negotiations. Ms. Givens also shared her assessment that Ventas’s insistence on conditioning its proposal on New Senior granting exclusivity was credible. The New Senior Board considered that Ventas had rejected the request to provide a collar to the exchange ratio and, after discussion with Morgan Stanley and Cravath regarding the pros and cons of collars in all-stock transactions and Ventas’s recent trading history and dynamics, the New Senior Board concluded that it was better to focus on the per share price and the break-up fee during their consideration of Ventas’s proposal and not push for a collar mechanism.

The second full paragraph on page 39 is amended and supplemented as follows:

On June 23, 2021, the New Senior Board held a meeting via video conference with members of New Senior management and representatives of Morgan Stanley and Cravath in attendance for an update on the status of the transaction. Ms. Givens provided an overview of Ventas’s due diligence process to date as well as her discussions with Ms. Cafaro regarding the Other Senior Housing Transactions. Representatives of Morgan

Stanley reported on the reverse due diligence on Ventas that had been conducted by the executive management team and advisors. The representatives of Morgan Stanley reported that, while Ventas was not providing the non-public forecasts that New Senior requested as part of its due diligence, Ventas’s Chief Financial Officer responded to questions regarding Ventas’s forecasted performance relative to analyst consensus forecasts, which Morgan Stanley reviewed with the New Senior Board. New Senior management reviewed with the New Senior Board an update regarding the Other Senior Housing Transactions and discussed how the implied pricing for the assets in that transaction likely related to the nature of those assets. The representatives of Morgan Stanley also reviewed certain business and financial information regarding the Other Senior Housing Transactions, concurring with the assessment of New Senior’s management that assets in New Senior’s portfolio were younger, with higher occupancy and margins, lower COVID-19 impact, and higher revenue than those in the Other Senior Housing Transactions. ~~and a discussion ensued regarding~~ The New Senior Board discussed the implications of the Other Senior Housing Transactions and appropriate next steps, if any. Following this discussion, the New Senior Board determined that management and the advisors should continue to advance the documentation and due diligence workstreams. Representatives of Cravath reviewed the key terms of the initial draft merger agreement provided by Wachtell early in the morning on June 21, 2021, including (1) the structure and economic terms of the transaction, including providing for the payment of New Senior’s quarterly dividends on dates typically used by Ventas; (2) the key closing conditions for the transaction; (3) the terms relating to the New Senior Board’s ability to respond to unsolicited competing acquisition proposals and change its recommendation to New Senior stockholders (including the draft’s inclusion of a “force the vote” provision which would not permit New Senior to terminate the merger agreement to accept an alternative acquisition proposal the New Senior Board determined constituted a superior proposal); (4) the termination rights of each party; (5) the amount of, and triggers for, the fees payable by New Senior in certain circumstances following the termination of the merger agreement; and (6) the proposed treatment of certain employee compensation and benefits matters, and a discussion ensued. Throughout these discussions, representatives of Cravath noted the key points that remained subject to negotiation, the parties’ current positions on each of these points and the range of potential outcomes, and received direction from the New Senior Board on acceptable resolutions for these points. Next, the New Senior Board excused management and the advisors (other than representatives of Cravath), and the independent members of the New Senior Board continued to discuss the information that had been shared during the meeting and reviewed the topics that had been discussed at the Compensation Committee meeting on June 19, 2021, including the manner in which such topics were reflected in the draft merger agreement, and the New Senior Board expressed support for the positions adopted by the Compensation Committee.

The last paragraph on page 39 and carry over paragraph on page 40 is amended and supplemented as follows:

On June 26, 2021, the New Senior Board held a meeting via video conference with members of New Senior management and representatives of Morgan Stanley and Cravath in attendance for an update on the status of the transaction. The representatives of Cravath reviewed for the New Senior Board the “force the vote” provision. A discussion ensued during which the New Senior Board considered the effect that a “force the vote” provision might have on potential competing bidders, noting that the provision might result in a competing bidder being required to wait until after the New Senior special meeting was held to enter into an alternative transaction with New Senior. After the discussion, ~~after which~~ the New Senior Board determined that it would ultimately be willing to agree to the “force the vote” provision in the merger agreement so long as the rest of the key open points in the merger agreement were resolved in a manner that was satisfactory, taken together. Representatives of Cravath provided the New Senior Board with an update on the course of merger agreement negotiations and reviewed the other key open points and the New Senior Board provided perspective on those points. After representatives of Morgan Stanley were excused from the meeting, the representatives of Cravath and Ms. Givens reviewed the terms of the engagement letter that had been negotiated with Morgan Stanley and the updated relationship disclosure memorandum provided by Morgan Stanley, which contained no updates of note, and the New Senior Board unanimously approved the execution of the Morgan Stanley engagement letter.

The second full paragraph on page 40 is amended and supplemented as follows:

On June 27, 2021, the New Senior Board held a meeting via video conference with members of New Senior management and representatives of Morgan Stanley and Cravath in attendance for an update on the status of the transaction. Representatives of Cravath provided an update on discussions since the last meeting. The representatives of

Cravath reviewed information relating to the transaction that had been previously discussed with the Compensation Committee during its June 19, 2021 meeting and the New Senior Board during its June 23, 2021 meeting regarding the interests of New Senior’s directors and executive officers in the transaction, as set forth in the section entitled “The Merger — Interests of New Senior Directors and Executive Officers in the Merger” beginning on page 56 of this proxy statement/prospectus. They noted that the merger agreement negotiations were nearing completion and reviewed the key terms that had been agreed, including how the key open points reviewed with the New Senior Board at the prior meetings had been resolved and which points remained open, and received direction from the New Senior Board on acceptable resolutions for those points. Representatives of Morgan Stanley next provided an updated preliminary financial analysis with respect to Ventas’s proposal. A discussion ensued regarding next steps, and that the New Senior Board directed management and the advisors to attempt to resolve the open points with Ventas to facilitate a pre-market announcement on June 28, 2021, although the New Senior Board was amenable to announcing the transaction later if management needed more time to reach acceptable resolutions on the open points.

The disclosure in the section entitled “The Merger—Opinion of New Senior’s Financial Advisor—Dividend Discount Analysis”, beginning on page 49 of the Proxy Statement/Prospectus, is hereby amended as follows:

The third paragraph on page 49 is amended and supplemented as follow:

Morgan Stanley based its analysis on a range of terminal NFFO (as defined in the section entitled “The Merger — Certain New Senior Forecasts” beginning on page 52 of this proxy statement/prospectus) multiples of 10.0x to 12.0x, which Morgan Stanley selected based on its professional judgment and experience, to New Senior’s NFFO per share of $0.96 for the fiscal year ending December 31, 2025 from the Forecasts and a range of discount rates of 9.7% to 11.7%, which Morgan Stanley estimated based on the capital asset pricing model. Utilizing the range of discount rates and terminal NFFO multiples, Morgan Stanley derived a range of estimated implied values per share of New Senior Common Stock of $7.27 to $9.11, as compared to the implied value of the Merger Consideration of $9.10 per share.

The disclosure in the section entitled “The Merger—Opinion of New Senior’s Financial Advisor—Other Information”, beginning on page 50 of the Proxy Statement/Prospectus, is hereby amended as follows:

The second, third, fourth and fifth paragraphs on page 51 are amended and supplemented as follow:

Broker Price Targets Analysis for New Senior

Morgan Stanley reviewed the price targets for shares of New Senior Common Stock based on information obtained from ~~Wall Street research~~ S&P Capital IQ as of June 25, 2021. The mean of broker price targets for New Senior Common Stock was $7.94 per share, and the high and low price targets per share were $9.00 per share and $7.00 per share.

Broker Price NAV per Share Analysis for New Senior

Morgan Stanley reviewed the NAV per share estimates for New Senior based on information obtained from ~~Wall Street research~~ S&P Capital IQ as of June 25, 2021. The mean of NAV per share estimates for New Senior was $7.40 per share, and the high and low NAV per share estimates for New Senior were $7.79 per share and $7.20 per share.

Broker Price Targets Analysis for Ventas

Morgan Stanley reviewed the price targets for shares of Ventas Common Stock based on information obtained from ~~Wall Street research~~ S&P Capital IQ as of June 25, 2021. The mean of broker price targets for Ventas Common Stock was $59.05 per share, and the high and low price targets per share were $68.00 per share and $45.00 per share.

Broker Price NAV per Share Analysis for Ventas

Morgan Stanley reviewed the NAV per share estimates for Ventas based on information obtained from ~~Wall Street research~~ S&P Capital IQ as of June 25, 2021. The mean of NAV per share estimates for Ventas was $46.06 per share, and the high and low NAV per share estimates for Ventas were $56.56 per share and $38.00 per share.

The disclosure in the section entitled “The Merger—Opinion of New Senior’s Financial Advisor—General”, beginning on page 52 of the Proxy Statement, is hereby amended as follows:

The first paragraph on page 53 is amended and supplemented as follows:

Under the terms of its engagement letter, as compensation for its services relating to the Merger, New Senior has agreed to pay Morgan Stanley a fee of approximately $17 million in the aggregate, $3 million of which was payable upon the rendering of its opinion and the remainder of which is contingent upon the consummation of the Merger, as well as an additional discretionary fee of up to approximately $6 million, that was intended to be considered if Morgan Stanley was requested to provide additional services subsequent to the announcement of the transaction, and in such case payable, if at all, at the New Senior Board’s sole discretion on or before the closing. New Senior has also agreed to reimburse Morgan Stanley for certain of its reasonable out-of-pocket expenses incurred in performing its services. In addition, New Senior has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to or arising out of Morgan Stanley’s engagement. During the two years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have provided financing services to Ventas for which Morgan Stanley and its affiliates have received fees in connection with such services in the amounts of approximately $2 - 5 million. In the two years prior to the date of its opinion, except for its current engagement as financial advisor to New Senior, Morgan Stanley has not provided financial advisory or financing services to New Senior or its affiliates and has not received any fee for such services during such time. Morgan Stanley may also seek to provide financial advisory and financing services to New Senior, Ventas and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

The disclosure in the section entitled “The Merger—Certain New Senior Forecasts”, beginning on page 53 of the Proxy Statement/Prospectus, is hereby amended as follows:

The third full paragraph on page 54 are amended and supplemented as follows:

The Forecasts were developed for New Senior on a standalone basis without giving effect to the Transaction or entry into the Merger Agreement, including any potential synergies that may be achieved by the combined company as a result of the Transaction, any changes to New Senior’s strategy or operations that may be implemented after the consummation of the Transaction or any costs incurred in connection with the Transaction. The New Senior Board did not quantify synergies that may be achieved by the combined company as a result of the Transaction because of the relative sizes of the companies and percentage of stock New Senior stockholders would ultimately own in the combined company. Furthermore, the Forecasts do not take into account the effect of any failure of the Transaction to be completed and should not be viewed as relevant or continuing in that context.

The table and related footnotes beginning on page 55 are amended and supplemented as follows:

Forecasts of New Senior Management

($ in millions, except per share data)

	Fiscal Year Ending December 31,(1)
	2021 E (1)	2022 E	2023 E	2024 E	2025 E
Total Cash Revenue (2)	$321.6	$348.8	$374.8	$396.8	$415.5
Cash NOI (3)	$118.2	$134.6	$147.5	$159.7	$171.6
Normalized Funds From Operations (NFFO) (4)	$35.4	$58.0	$70.6	$78.8	$88.1
NFFO Per Share	$0.41	$0.66	$0.79	$0.88	$0.96

Adjusted Funds From Operations (AFFO) (5)	$45.9	$67.3	$80.2	$88.6	$96.9
Dividends Per Share	$0.26	$0.26	$0.26	$0.26	$0.26

(1)

Actual results through April 30, 2021; management projections through December 31, 2021. The forecasts made available to Ventas were updated to reflect actual results through May 31, 2021 and New Senior management’s updated expectations based on facts and circumstances at the time of the update, which resulted in the following differences from the Forecasts presented above: total cash revenue of $321.7 million, $349.4 million, $375.1 million and $397.0 million for the fiscal years ending 2021 through 2024, respectively, Cash NOI of $119.1 million, $135.2 million, $147.9 million and $160.0 million for the fiscal years ending 2021 through 2024, respectively, and AFFO of $47.0 million, $68.2 million, $81.2 million and $89.9 million for the fiscal years ending 2021 through 2024, respectively.

(2)

Cash Revenue, a non-GAAP financial measure, is defined as total revenues excluding the effects of straight-line rental revenue, amortization of above/ below market lease intangibles and the amortization of deferred community fees and other, which includes the net change in deferred community fees and other rent discounts or incentives.

(3)	Cash NOI, a non-GAAP financial measure, is defined as cash revenue less property level operating expenses, which include property management fees and travel cost reimbursements.
(4)

NFFO, a non-GAAP financial measure, is defined as GAAP net income (loss) attributable to common stockholders, which includes loss from discontinued operations, excluding gains (losses) from sales of depreciable real estate assets and impairment charges of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated entities and joint ventures and excluding the following income and expense items, as applicable: (a) acquisition, transaction and integration related expenses; (b) the write-off of unamortized discounts, premiums, deferred financing costs, or additional costs, make-whole payments and penalties or premiums incurred as the result of early repayment of debt; (c) incentive compensation to affiliate recognized as a result of sales of real estate; (d) the remeasurement of deferred tax assets; (e) valuation allowance on deferred tax assets, net; (f) termination fee to affiliate; (g) gain on lease termination; (h) compensation expense related to transition awards; (i) litigation proceeds; and (j) other items that we believe are not indicative of operating performance, generally reported as “Other expense (income)” in New Senior’s Consolidated Statements of Operations.

(5)

AFFO, a non-GAAP financial measure, is defined as NFFO excluding the impact of the following: (a) straight-line rental revenue; (b) amortization of above / below market lease intangibles; (c) amortization of deferred financing costs; (d) amortization of premium or discount on mortgage notes payable; (e) amortization of deferred community fees and other, which includes the net change in deferred community fees and other rent discounts or incentives; and (f) amortization of equity-based compensation expense.

The web address at which New Senior stockholders may access the Special Meeting is hereby deleted and replaced in its entirety in each instance that it appears in the Proxy Statement/Prospectus with the following web address:

www.virtualshareholdermeeting.com/SNR2021SM

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding New Senior and Ventas including, but not limited to, statements related to the proposed acquisition of New Senior and the anticipated timing, results and benefits thereof; statements regarding the expectations and beliefs of the board of directors of New Senior, New Senior management, the board of directors of Ventas or Ventas management and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on New Senior’s and Ventas’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond New Senior’s or Ventas’s control. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with New Senior’s and Ventas’s ability to complete the proposed acquisition on the proposed terms or on the anticipated timeline, or at all, including: risks and uncertainties related to securing the necessary shareholder approval and satisfaction of other closing conditions to consummate the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed acquisition; risks related to diverting the attention of New Senior and Ventas management from ongoing business operations; failure to realize the expected benefits of the proposed acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of litigation in connection with the proposed acquisition, including resulting expense or delay; the risk that New Senior’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain financing in connection with the proposed acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of financial performance and results of the combined company following completion of the proposed acquisition; the ability of the combined company to qualify and maintain its qualification as a real estate investment trust for U.S. federal income tax purposes and the potentially onerous consequences that any such failure to maintain such qualification would have on the combined company’s business; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with property managers, tenants, employees or other third parties; effects relating to the announcement of the proposed acquisition or any further announcements or the consummation of the proposed acquisition on the market price of New Senior common stock or Ventas common stock; the possibility that, if Ventas does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors or at all, the market price of Ventas common stock could decline; regulatory initiatives and changes in tax laws; market volatility and changes in economic conditions; and other risks and uncertainties affecting New Senior and Ventas, including those described from time to time under the caption “Risk Factors” and elsewhere in New Senior’s and Ventas’s SEC filings and reports, including New Senior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Ventas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and subsequent filings and reports by either company. In addition, the trajectory and future impact of the COVID-19 pandemic remains highly uncertain and may change rapidly. The extent of the pandemic’s continuing and ultimate impact on the combined company’s ability to generate revenues from its operations and the operation of its facilities will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Moreover, other risks and uncertainties of which New Senior or Ventas are not currently aware may also affect each company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Readers of this communication are cautioned that forward-looking statements are not guarantees of future performance. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by New Senior or Ventas on their respective websites or otherwise. Except as otherwise required by law, neither New Senior nor Ventas undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Participants in the Solicitation

New Senior, Ventas and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from New Senior’s stockholders in connection with the proposed acquisition. Information about New Senior’s directors and executive officers is set forth in New Senior’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 25, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Ventas’s directors and executive officers is set forth in Ventas’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2021 and subsequent statements of beneficial ownership on file with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of New Senior’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the registration statement on Form S-4 and the prospectus filed with the SEC by Ventas, the definitive proxy statement filed with the SEC by New Senior and other relevant materials to be filed with the SEC if and when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, Ventas filed with the SEC a registration statement on Form S-4 for the Ventas common stock that will be issued in the proposed acquisition, which was declared effective by the SEC on August 11, 2021. Ventas has filed with the SEC its prospectus and New Senior has filed with the SEC its definitive proxy statement in connection with the proposed acquisition, and the definitive proxy statement has been mailed to the stockholders of New Senior for a Special Meeting of New Senior’s stockholders to approve the proposed acquisition. Each of New Senior and Ventas may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the registration statement, the prospectus, the definitive proxy statement or any other document that New Senior or Ventas may file with the SEC with respect to the proposed acquisition.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE DEFINITIVE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW SENIOR, VENTAS AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available), and other documents containing important information about New Senior, Ventas and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by New Senior will be made available free of charge on New Senior’s investor relations website at ir.newseniorinv.com. Copies of documents filed with the SEC by Ventas will be made available free of charge on Ventas’s investor relations website at ir.ventasreit.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW SENIOR INVESTMENT GROUP INC.

By:	/s/ Lori B. Marino
	Name:	Lori B. Marino
	Title:	Executive Vice President, General Counsel and Secretary

Date: September 7, 2021